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                                    EXHIBIT 4.15

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NORWEST BANK COLORADO, NATIONAL ASSOCIATION
1063 MAIN AVENUE, DURANGO, CO  81302

  FOR BANK USE ONLY

Customer No.              Loan No.
6490021402                0-8008019

Face Amount         Rate (% per year)    Note Date        Maturity Date
$500,000.00         ** %                 03/27/1996       04/30/1996

Maker                                      Home Phone        Business Phone
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

Street Address, City, State, Zip Code
265 TURNER DRIVE DURANGO, CO 81301

Security



The captions in the boxes above, and the names, dates, amounts and other information therein, are defined terms and are hereby incorporated in the note provisions below.

Maker promises to pay to the order of Bank at Bank's address the Face Amount with interest on the unpaid balance of the Face Amount from the Note Date at the Rate indicated above (based upon a year of 360 days and computed for the actual number of days elapsed). Principal and interest shall be payable as follows:


The balance of principal plus accured interest shall be payable at maturity.

**The interest rate shall be at an annual rate equal to the Norwest Bank Colorado, National Association Prime Rate, effective the same day of its change. Prime Rate shall mean the interest rate charged by Norwest Bank Colorado, National Association as announced or published by the Bank from time to time as its Prime Rate, and may not be the lowest interest rate charged by the Bank.


Overdue principal and (to the extent legally enforceable) overdue interest, whether caused by acceleration of maturity or otherwise, shall bear interest at a rate four percentage points above the rate in effect at the time such principal or interest becomes due.

At the option of the holder of this note (the "holder") the unpaid balance of this note plus accrued interest and all other obligations of Maker to the holder, direct or indirect, absolute or contingent, now existing or hereafter arising, shall become immediately due and payable without notice or demand if
(a) any payment required by this note is not made when due, or (b) a default or event of default occurs under any loan of security agreement or instrument executed as security for or in connection with this note, or (c) the holder at any time in good faith believes that the prospect of any payment required by this note is impaired, whether or not such belief is caused by any act or failure to act of any Maker or any any endorser, guarantor or accommodation party of or on this note (hereafter collectively referred to as "any other signer").

Maker and any other signer (1) waive presentment, notice of dishonor and protest, (2) assent to any extension of time with respect to any payment due under this note, to any substitution or release of collateral and to the addition or release of any party, and (3) agree that Bank may apply, as Bank elects, any payment received after default to any portion of Maker's obligations hereunder. No waiver of any payment or other right under this note shall operate as a waiver of any other payment or right. Maker and any other signer shall pay all reasonable costs of collection, including attorneys' fees, paid or incurred by the holder in enforcing this note on default.

This note (a) is secured by the Security indicated above, if any, and (b) shall be construed under and governed by the laws of Colorado. If there is more than one Maker, all of the provisions of this note shall apply to each and any of them.

THE ARBITRATION TERMS AND CONDITIONS ON THE BACK OF THIS PAGE ARE A PART OF AND INCORPORATED INTO THIS NOTE.

                                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

       FOR BANK USE ONLY             By: /S/ FRANKLIN E. CRAIL
                                         -----------------------------------
  New Loan                           FRANKLIN E. CRAIL, CHAIRMAN OF BOARD
                                     PRESIDENT, TREASURER
  A GALLEGOS

  M. NOESEN